UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

[X]  Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008

OR

[  ]  Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2008 and 2007

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/	Insero & Company CPAs,P.C.
Certified Public Accountants

Rochester, New York
June 25, 2009

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CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

Assets	2008	2007
Investments, at Fair Value
Mutual Funds	$45,529,733	$69,608,143
Common Collective Trust	10,668,412	9,281,773
Common Stock	4,528,121	4,499,083
Preferred Stock	34,276	107,420
Corporate Bonds	196,216	165,969
Money Market Funds	8,547,772	7,587,555
Participant Loans	2,982,011	2,755,817
Non-interest Bearing Cash	-	2,045

Total Investments	72,486,541	94,007,805

Receivables
Participant Contributions	-	40,767
Employer Contributions	-	11,280
Other Receivable	22,112	6,985
Accrued Income	457	1,008

Total Receivables	22,569	60,040

Total Assets	72,509,110	94,067,845

Liabilities
Excess Contributions Payable	98,143	223,830
Other Liabilities	25,040	-

Total Liabilities	123,183	223,830

Net Assets Available for Benefits at Fair Value	72,385,927	93,844,015

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	575,476	100,870

Net Assets Available for Benefits	$72,961,403	$93,944,885

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,994,851
Contributions:
Participants	8,705,884
Employer	2,553,766

Total Additions	14,254,501

Deductions from net assets attributed to:
Net depreciation of investments	28,767,271
Administrative expenses	58,171
Distributions to participants	6,412,541

Total Deductions	35,237,983

Net Decrease	(20,983,482)

Net Assets Available for Benefits at Beginning of Year	93,944,885

Net Assets Available for Benefits at End of Year	$72,961,403

The accompanying notes are an integral part of the financial statements.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan").  The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”).  The Company matches 50 percent of each participant's contribution up to a maximum of 6 percent of participant compensation.  Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses.  Forfeitures reduced employer contributions by approximately $185,000 in 2008.  At December 31, 2008 and 2007, forfeited non-vested accounts totaled $19,345 and $49,702, respectively.

At December 31, 2008, the Plan has recorded a liability of $98,143 for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed under the IRC.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon.  A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature.  Participants may change their investment options on a daily basis.

Loans

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence.  Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Establishment and Description of Plan (Continued)

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned.  Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

 Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net depreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Significant Accounting Policies (continued)

Adoption of New Accounting Standard

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The SFAS 157 framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Significant Accounting Policies (continued)

Adoption of New Accounting Standard (continued)

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The fair value of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Loans to Participants

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Significant Accounting Policies (continued)

Adoption of New Accounting Standard (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$45,529,733	$-	$-	$45,529,733
Common Stock	4,528,121	-	-	4,528,121
Preferred Stock	34,276	-	-	34,276
Common Collective Trust	-	10,668,412	-	10,668,412
Corporate Bonds	196,216	-	-	196,216
Money Market Funds	-	8,547,772	-	8,547,772
Participant Loans	-	-	2,982,011	2,982,011
Total Assets at Fair Value	$50,288,346	$19,216,184	$2,982,011	$72,486,541

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant Loans

Balance, Beginning of Year	$2,755,817
Purchases, Sales, Issuances, and Settlements (Net)	226,194

Balance, End of Year	$2,982,011

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

2.	Significant Accounting Policies (continued)

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes.  The Plan has obtained a favorable tax determination letter, dated July 21, 2003, from the Internal Revenue Service.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for plan benefits at December 31, 2008 and 2007 consist of the following:

	2008		2007
	Current		Current
	Value		Value

Fidelity Managed Income
Portfolio Fund	$10,668,412		$9,281,773
Fidelity Retirement Money
Market Fund	7,156,607		6,072,324
Fidelity Puritan Fund	7,005,095		9,537,016
Spartan U.S. Equity Index Fund	5,039,169		8,392,507
Rainer Small/Mid Cap Fund	4,858,135		8,984,450
Fidelity Equity Income Fund	4,697,316		8,537,055
Fidelity Investment Grade Bond Fund	4,146,146		N/A	*
Fidelity Low-Priced Stock Fund	4,145,706		7,023,633
Fidelity Diversified International Fund	N/A	*	6,459,602

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CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

4.	Investments (continued)

*Fidelity Diversified International Fund did not exceed 5% of the net assets available for benefits at December 31, 2008. Fidelity Investment Grade Bond Fund did not exceed 5% of the net assets available for benefits at December 31, 2007.

Net depreciation in the fair value of investments for the year ended December 31, 2008 is as follows:

Mutual funds	$(28,032,240)
Common stocks	(586,708)
Preferred stocks	(134,979)
Corporate bonds	(13,344)
$(28,767,271)

5.	Transactions with Parties-in-Interest

As of December 31, 2008 and 2007, the Plan held certain securities issued by the Company as follows:

	December 31, 2008		December 31, 2007
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

CONMED Corporation
Common Stock	139,431	$3,337,978	128,377	$2,966,792

In addition, certain assets of the Plan are invested in funds managed by Fidelity.  Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Participant loans also qualify as party-in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2008:

Net Assets Available for Benefits Per
the Financial Statements	$72,961,403

Adjustment from Contract Value to Fair Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(575,476)

Net Assets Available for Benefits Per the Form 5500	$72,385,927

Net Decrease in Net Assets Available for Benefits Per
the Financial Statements	$(20,983,482)

Change in Adjustment from Contract Value to Fair Value
for Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(474,606)

Net Loss Per the Form 5500	$(21,458,088)

Index

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

Fair
Identity of Issue/Description of Investment	Value

FAM Value Fund	$2,020,007
Fidelity Puritan Fund**	7,005,095
Fidelity Equity Income Fund**	4,697,316
Fidelity Investment Grade Bond Fund**	4,146,146
Fidelity Low-Priced Stock Fund**	4,145,706
Fidelity Capital Appreciation Fund**	2,477,368
Fidelity Diversified International Fund**	3,584,286
Legg Mason Value Trust Fund	188,045
Spartan U.S. Equity Index Fund**	5,039,169
Fidelity Managed Income Portfolio Fund**	10,668,412
CONMED Corporation Common Stock **	3,337,978
Participant - Directed Brokerage Link Account	3,248,988
Fidelity Retirement Money Market Fund**	7,156,607
Fidelity Freedom Funds**	4,311,420
Needham Growth Fund	1,366,685
Interest Bearing Cash Accounts	255,032
Rainier Small/Mid Cap Fund	4,858,135
WFA Small Cap Value Z Fund	998,135

Participant loans, interest rates from 5.25% to
10.50% and maturities from 2009 to 2023**	2,982,011

$72,486,541

**        Denotes party-in-interest

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By: /s/	Robert D. Shallish, Jr.
Robert D. Shallish, Jr.
Vice President – Finance and
Chief Financial Officer
CONMED Corporation

Date:  June 25, 2009